UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                            -----------------------
                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.  )



                  SYNDICATED FOOD SERVICE INTERNATIONAL, INC.
                 F/K/A FLORIDINO'S INTERNATIONAL HOLDINGS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  343259 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              GABY HOLDINGS II LLC
                            676-A NINTH AVENUE, #259
                               NEW YORK, NY 10036
                              ATTN: MANAGING MEMBER
                                 (917)741-9268
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               NOVEMBER 23, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3), or (4), check the following box [_].

CUSIP No. 343259107              SCHEDULE 13D                 Page 2  of 5 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Gaby Holdings II, LLC
     Applied for

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

      PF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         800,000

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         800,000

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     800,000

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.2%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     00(1)

________________________________________________________________________________

(1) The Reporting Person is a Delaware limited liability company.

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                                                               Page 3 of 5 Pages

ITEM 1.  SECURITY AND ISSUER

This statement on Schedule 13D ("Schedule 13D") relates to common stock, par value $.001 ("Common Stock") of Syndicated Food Service International, Inc., f/k/a Floridino's International Holdings, Inc,. a Florida corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3560 Cypress Gardens Road, Winter Haven, Florida 33884.

ITEM 2.  IDENTITY AND BACKGROUND

(a)-(c). This Schedule 13D is filed by Gaby Holdings II LLC, a Delaware limited liability company (the "Reporting Person"), having its principal offices 676-A Ninth Avenue, Suite 259, New York, NY 10036, Attention: Managing Member.

(d)-(e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a corporation organized under the laws of the state of Delaware.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person will use personal funds to acquire an aggregate of 800,000 shares of Issuer Common Stock from Asheville Packing Company, Inc., a North Carolina corporation, Clarence H. Cannon, Ralph E. Cannon, Leona Benson at $2.00 per share for each share acquired, for an aggregate of $1.6 million of which $200,000 was paid in November, 2001 and the balance of the purchase price together with interest at the rate of 4% per annum is payable as follows:
$200,000 consecutive installments every two months commencing in January, 2002. Interest is payable quarterly in arrears.

ITEM 4.  PURPOSE OF TRANSACTION

In connection with the transaction, the Reporting Person acquired the Issuer Common Stock as an investment.

(a) The Reporting Person is not aware of any plans or proposals that relate to or would result in the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer.

(b) The Reporting Person is not aware of any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

(c) The Reporting Person is not aware of any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries.

(d) The Reporting Person is not aware of any other material change in the Issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by
Section 13 of the Investment Company Act of 1940.

(e) The Reporting Person is not aware of any plans or proposals that relate to or would result in any material change in the present capitalization or dividend policy of the Issuer other than as described herein.

                                                               Page 4 of 5 Pages


(f) The Reporting Person is not aware of any other material changes in the Issuer's business or corporate structure.

(g) The Reporting Person is not aware of any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person.

(h) The Reporting Person is not aware of any plans or proposals that relate to or would result in the securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) The Reporting Person is not aware of any plans or proposals that relate to or would result in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j) The Reporting Person is not aware of any plans or proposals that relate to or would result in any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) The Reporting Person owns 800,000 shares of the Issuer Common Stock, which represents 7.2% of the Issuer's outstanding Common Stock. The Reporting Person has been granted piggyback registration rights with regard to such shares.

(b) The Reporting Person has the sole power to vote and dispose of 800,000 shares of the Issuer Common Stock, representing 7.2% of the outstanding Issuer Shares.

(c)      Not applicable.

(d)      Not applicable.

(e)      Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On November 23, 2001, the Reporting Person acquired 800,000 shares of Issuer Common Stock from Asheville Packing Company, Inc., a North Carolina corporation, Clarence H. Cannon, Ralph E. Cannon, Leona Benson at $2.00 per share for each share acquired, for an aggregate purchase price of $1.6 million, $200,000 of which has been paid as of the date of this filing.

                                                               Page 5 of 5 Pages

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Gaby Holdings II LLC


February 5, 2002                           By:  /s/ Gary D. Morgan
                                               --------------------------------
                                               Gary D. Morgan, Managing Member